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June 6, 2006	OUR FILE NO. 359888-000002
Via Facsimile and EDGAR
Mr. William H. Demarest
Staff Accountant
Securities and Exchange Commission
100 F Street NW
Mail Stop 4561
Washington, DC 20549

Re:	Sun New Media, Inc.
Form 8-K filed April 24, 2006
File No. 0-26347
Dear Mr. Demarest:
We are writing on behalf of our client, Sun New Media, Inc. (the “Company”), in response to written comments from the Staff of the Securities and Exchange Commission (the “SEC”) dated April 26, 2006 and May 8, 2006, but which were received by the Company on June 1, 2006 with respect to the Company’s Form 8-Ks filed April 24, 2006 and May 5, 2006 regarding the resignation of Moores Rowland Mazars and the appointment and termination of Grant Thorton Beijing. The italicized paragraphs below summarize the Staff’s written comments, and the discussion set out below each such paragraph is the Company’s response to the Staff’s comments.
Form 8-K filed April 24, 2006
1.	Amend the report to include all of the information required by Item 304 of Regulation S-B. Item 304(a)(1) of Regulation S-B requires a statement whether during the registrant’s two most recent fiscal years and any subsequent interim period through the date of resignation, declination or dismissal there were any disagreements with the former accountant on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreement(s), if not resolved to the satisfaction of the former accountant, would have caused it to make reference to the subject matter of the disagreement(s) in connection with its reports. In the event of disagreement(s) and/or reportable event(s), provide the specific disclosures required by Item 304(a)(1)(iv) and (v) of Regulation S-B.
Please be advised that a Form 8-K/A is being filed to correct the second sentence of the second paragraph and the third paragraph of the subject Form 8-K to refer to the “fiscal year ended September 30, 2005 and through April 21, 2006”. Since the Company’s fiscal year ended September 30, 2005 covered the period from inception, the statement addresses the full period from inception through the date of resignation.

Mr. William H. Demarest
June 6, 2006
Page Two
Exhibit 16
2.	To the extent that you make changes to the Form 8-K to comply with our comments, please obtain and file an updated Exhibit 16 letter from the former accountant stating whether the accountant agrees with the statements made in your revised Form 8-K.
Such letter has been requested and will be filed upon receipt.
Form 8-K filed May 1, 2006 – Exhibit 16
Please amend your Form 8-K to include a letter from your former accountant, indicating whether or not they agree with your disclosures in the Form 8-K.
The Company has been unable to obtain written consent from the accountant in question. As discussed in the Form 8-K, the Company originally entered into an engagement letter with Grant Thorton Beijing (“GT Beijing”) understanding that they were part of the global Grant Thorton firm. Subsequent to the Company’s announcement of the appointment, the Company received a letter from Grant Thorton International claiming that there was no longer any affiliation with GT Beijing. As a result, and before GT Beijing actually commenced any substantive work, the Company terminated GT Beijing and filed the Form 8-K in question. However, GT Beijing has refused to supply a confirming letter based upon the position that they did not complete their internal engagement process. This is despite their having signed the engagement letter with the Company. The Company filed an amendment to this Form 8-K on May 24, 2006 explaining this. However, this Amendment was filed after the date of the original letter from the Staff (which as noted above, was only recently received).
Other Matters
On behalf of the Company, we hereby confirm the Company’s acknowledgment that:
•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission for taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defence in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Mr. William H. Demarest
June 6, 2006
Page Three
* * *
Should you have any questions regarding the foregoing or require any additional information, please do not hesitate to contact the undersigned at (650) 833-2036 or Beth O’Callahan at (650) 833-2271. Thank you very much for your assistance.
Very truly yours,
DLA Piper Rudnick Gray Cary US LLP
/s/ Peter M. Astiz
Peter M. Astiz
peter.astiz@dlapiper.com
PMA:mkr
cc: Mr. Frank Zhao, Sun New Media, Inc.